Dennis Brovarone

ATTORNEY AND COUNSELOR AT LAW

18 Mountain Laurel Drive

Littleton, CO 80127

Phone 303 466 4092 / Fax 303 466 4826

Email: dbrovarone@aol.com

May 23, 2012

Ajay Koduri, Attorney-Advisor

Kathleen Krebs, Special Counsel

U.S. Securities and Exchange Commission

Re: ChineseInvestors.Com, Inc.

Form Amendment No 1 to S-1 Filed April 18, 2012

File No, 333-1792012

Dear Mr. Koduri and Ms Krebs:

This correspondence responds to the staff comments dated April 24, 2012. This response letter is being transmitted via EDGAR on this date.

The following reproduces each of the staff’s comments followed by our supplemental response.

General

1. Your response to comment 1 from our letter dated March 23, 2012 suggests that we should consider common stock issuable upon conversion of preferred stock in determining the percentage of common shares held by non-affiliates that the registered shares represent. Please revise to provide an analysis based upon the current number of common shares outstanding. Also provide a detailed analysis of why the offering should not be considered a primary offering based upon the all the relevant facts and circumstances, such as the nature of the offering, the nature of the selling shareholder, and the limited and recent trading market for the shares (including whether it is largely affiliates or non-affiliates who are trading the shares). For guidance, see the Division of Corporation Finance's Compliance and Disclosure Interpretations, Securities Act Rules, Section 612.09, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

RESPONSE: Based upon 5,025,019 common shares outstanding and 958,214 shares held by affiliates there are 4,167,805 shares of Common Stock held by non affiliates. We have revised the registration statement for 1,300,000 shares of the issuer’s common stock to be registered for resale by Kodiak. The sum of 1,300,000 shares represents less than one third of the aggregate common equity held by non-affiliates without consideration of common stock issuable upon conversion of outstanding preferred stock. Following the guidance considerations listed in the above referenced Section 612.09, we do not believe the offering should be considered a primary offering for the following reasons:

How long the selling shareholders have held the shares: Kodiak is irrevocably required to purchase the share since the date of the Agreement in October 2011 provided all the conditions which are solely under the control of the company are met. As a result Kodiak should be considered at having held the shares since October 2011. We have acknowledged Kodiak’s role as an underwriter. Kodiak, as an underwriter, will comply with the prospectus delivery and other requirements imposed on it as an underwriter.

Ajay Koduri, Attorney-Advisor

Kathleen Krebs, Special Counsel

U.S. Securities and Exchange Commission

May 23, 2012

The circumstances under which they received the shares: Kodiak entered into its irrevocable commitment to purchase shares pursuant to the Equity Line entered into by the company and Kodiak in October 2011. Under that commitment, Kodiak is compelled to purchase the Company’s shares in the amount that the Company indicates in exercising its put option.

Their relationship to the issuer: Kodiak’s relationship to the issuer is that of an investor. Kodiak and its control persons are not officers, directors or principal shareholders of the Issuer and there is no other relationship between Kodiak and its affiliates and the Issuer and its affiliates. We have conceded Kodiak also stands in the position of an underwriter with respect to the shares being registered under the pending S-1.

The amount of shares involved: We have reduced the number of shares registered for resale by Kodiak to below the S-3 Public Float test of less than one third of the public float based solely upon the number of outstanding common stock. It should be noted that if the calculation were based upon common stock currently issuable to non-affiliates upon conversion of outstanding preferred shares, the percentage of the public float being registered for sale by Kodiak on the S-1 would be substantially smaller.

Whether the sellers are in the business of underwriting securities: We have identified Kodiak as an underwriter. Kodiak is not an underwriter in the professional sense. Kodiak specializes in transactions like the Equity Line for other smaller capital publicly traded companies.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer: We do not believe that Kodiak is acting as a conduit for the issuer because there is no requirement that Kodiak sell any of the shares which the Company may put to them and any decision by Kodiak to sell the shares is entirely in their discretion. As a result, if the Company cannot control the flow of the shares into the market, it cannot be fairly said to be using a conduit to sell the shares into the market as and when the Company chooses. In general a conduit is a third party under contractual obligation to sell the shares that it purports to buy from the issuer. Such a conduit arrangement is susceptible of being viewed as a subterfuge to avoid having to register under the 1933 Act the sale of shares of the Company. As the Company is registering the sale of shares by Kodiak, Kodiak cannot be a conduit.

2. We note your response to comment 2 from our letter dated March 23, 2012. Explain whether and how Indiana corporate law permits shareholders to grant a board of directors approval to effectuate a reverse stock split on a prospective basis for an unlimited time period.

RESPONSE: The Indiana Business Corporation Act does not require a shareholder vote on a reverse split of the outstanding common stock and does not place any time limitations on shareholder authorization for the board of directors to act upon any matter. Pursuant to IC 23-1-33-1 Necessity of board of directors; powers  Sec. 1.  (b) “All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation.” There are no limitations in the Articles of Incorporation requiring a shareholder vote on a reverse split of the outstanding common stock and does not place any time limitations on shareholder authorization for the board of directors to act upon any matter. As a result submission of the reverse split with an indefinite authorization to effect the reverse split was permissible under the Indiana Business Corporation Act and the Company’s Articles of Incorporation.

3. Please make sure that all information in the prospectus is accurate and consistent. For example, we note disclosure on page 44 which indicates that as of the date of the prospectus you had 4,885,111 shares of common stock outstanding, whereas disclosure on page 19 indicates that you had 4,835,111 shares outstanding.

Ajay Koduri, Attorney-Advisor

Kathleen Krebs, Special Counsel

U.S. Securities and Exchange Commission

May 23, 2012

 RESPONSE: We have made certain all information in the prospectus is accurate and consistent.

4. We note your response to comment 3 from our letter dated March 23, 2012 where you state that the reverse stock split effective October 6, 2011 is reflected in the unaudited Statement of Shareholders Equity for the nine months ended February 29, 2012 and in Note 3 to those unaudited financial statements for the same period. Please revise all periods of your financial statements presented in the Form S-1 to retrospectively reflect the reverse stock split. Refer to ASC 260-10-55-12. When making these revisions, please note that you did not reflect the reverse stock split in the weighted average number of common shares outstanding figures for the period ended February 29, 2012.

RESPONSE: We have made appropriate changes to the Balance The reverse stock split did not change the ownership of the Company’s shares at the individual shareholder level or in the aggregate. No change of control was effected. No shareholder’s relative percentage of ownership of the Company’s outstanding shares was changed as a result of the change of ownership. No warrant or option was exercised as part of the reverse stock split, therefore ASC 260-10-55-12 is not implicated. Each shareholder held an identical percentage in the Company’s outstanding stock both before and after the reverse stock split.

Prospectus Cover Page

5. Please remove the statement that, "As of the date of this prospectus, Kodiak cannot own more than 639,190 shares." As we noted in comment 9 from our letter dated March 23, 2012, even though Kodiak may not purchase shares amounting to more than 9.99% of the outstanding shares on the closing date, this restriction does not prevent Kodiak from selling some of its holdings and then receiving additional shares. In this way, Kodiak could sell more than the 9.99% limit, including all two million shares being registered, while never holding more than the limit. Please make this clear in any other instances where you refer to Kodiak's ownership limitation.

RESPONSE: We have revised the prospectus to clarify that Kodiak’s ownership limitation is at any given point in time and that Kodiak is expect to acquire and subsequently sell a greater number of shares over the term of the agreement with the following language:

As of the date of this prospectus, Kodiak cannot own more than 502,501 shares following any put of shares.  However Kodiak is expect to acquire and subsequently sell a greater number of shares over the term of the agreement. We also cannot put more than $500,000 of shares to Kodiak at any given time.  Our limited trading volume and price volatility are likely to inhibit Kodiak’s ability to sell shares put to them, and our subsequent ability to put more shares. It is also likely that each put will decrease our stock price which means subsequent puts would provide less proceeds per share than the previous put. In addition, we have only registered 1,385,000 shares for resale by Kodiak. As a result of these factors it is unlikely we will realize the maximum $1,500,000 in put proceeds.

Offering Summary, page 1

6. Supplement the information added in response to comment 6 from our letter dated March 23, 2012 with a discussion of the likelihood that the company will ever receive the full amount of proceeds available under the Investment Agreement. Specifically discuss the limited trading volume in your common stock and price volatility, how these factors affect Kodiak's ability to sell shares put to them, and your subsequent ability to put more shares. Make clear that each put will likely decrease your stock price which means subsequent puts would provide less proceeds per share. In addition, quantify the Commitment Shares and Document Preparation Fee Kodiak received to enter into the Investment Agreement.

Ajay Koduri, Attorney-Advisor

Kathleen Krebs, Special Counsel

U.S. Securities and Exchange Commission

May 23, 2012

RESPONSE: We have revised the discussion as suggested with the language above in response to comment 5.

7. Revise the disclosures added in response to comment 7 from our letter dated March 23, 2012 to reflect the total shares of common stock outstanding without inclusion of preferred stock convertible into common stock.

RESPONSE: We have revised the discussion as suggested.

Risks Related To Our Common Shares And Shareholder Rights, page 13

Our Investment Agreement with Kodiak presents Substantial Risks..., page 14

8. Revise the first sentence of this risk factor to reconcile with other disclosures indicating that your most recent put price would be $0.77 and that you would have to issue 1,948,051 shares to receive all $1,500,000 of the Investment Agreement proceeds. Per comment 9 from our letter dated March 23, 2012, disclose the percentage of outstanding common shares that the two million shares you have registered represent. When calculating this percentage, do not calculate the number of outstanding shares on a fully diluted basis (i.e., do not include convertible securities such as convertible preferred stock).

RESPONSE: We have revised the discussion as suggested.

Liquidity, page 32

9. Per comment 13 from our letter dated March 23, 2012 please provide a more detailed assessment of your financial condition and liquidity outlook. Your discussion should explain the extent you expect to rely on your Investment Agreement with Kodiak in the near future given the proceeds received in your recently completed private placement. To the extent practicable quantify expected monetary needs over the next 12 months and how you intend to finance those needs.

RESPONSE: We have inserted the following in the Liquidity Section:

The Company currently is projecting a net cash loss from operations of approximately $1,000,000 over the next nine months.  Through the recently completed private placement memorandum the company has raised the capital resources to support its continued operation for the next nine months.  The stock sale to Kodiak Capital is projected to provide capital to support ongoing operations for an additional six months as well as providing funding for several additional initiatives the Company is currently considering.  Within that time frame the Company is projecting that it will begin to generating positive cash flows from operations.  From that time forward the Company is planning to fund its operations through operating cash flow.

Exhibit 5.1

10. The revisions made in response to comments 14 and 15 from our letter dated March 23, 2012 remove the substance of counsel's opinion. Please have counsel revise to state, if true, that the shares to be offered by Kodiak will be validly issued, fully paid and nonassessable. In accordance with comment 14, make clear that the opinion pertains to the shares to be offered by Kodiak, rather than just "the legality of the issuance of common stock by ChineseInvestors.Com, Inc."

RESPONSE: The opinion has been revised accordingly.

Thank you for your assistance and we look forward to hearing back from the Staff as soon as possible.

Sincerely,

/s/ Dennis Brovarone

Dennis Brovarone

Legal Counsel